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As filed with the Securities and Exchange Commission on January 30, 2003

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Commission File Number: 1-15040

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2003

PRUDENTIAL PUBLIC LIMITED COMPANY

(Exact Name of Registrant as Specified in its Charter)

England and Wales
(Jurisdiction of Incorporation)

Laurence Pountney Hill,
London EC4R 0HH, England
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures:

Prudential plc Half Year 2002 UK GAAP Results Reconciliation to US GAAP Results

i

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. This data is derived from Prudential's consolidated financial statements prepared in accordance with UK GAAP under which insurance business is accounted for on the modified statutory basis (MSB). These accounting principles differ in certain significant respects from US GAAP. The unaudited consolidated interim financial statements included elsewhere in this document include a reconciliation of the differences between UK GAAP and US GAAP that are significant to the financial statements. This table is only a summary and you should read it in conjunction with Prudential's consolidated interim financial statements and the related notes included elsewhere in this document.

        The profit and loss account and balance sheet data presented below have been derived from Prudential's consolidated financial statements.

	Six Months Ended June 30,
	2002(1)	2002	2001
	(In $ Millions)	(In £ Millions)
Profit and loss account data—UK GAAP basis
Gross premiums from continuing operations including acquisitions:
—Long-term business	12,697	8,326	7,844
Gross premiums from discontinued operations:
—General business	282	185	197
Reinsurance and change in unearned premiums	(343)	(225)	(97)

Total earned premiums, net of reinsurance	12,636	8,286	7,944

Investment returns	(1,319)	(865)	(477)

Operating profit before amortization of goodwill and tax(2)
Continuing operations:
UK operations	381	250	185
US operations	229	150	220
Asian operations	8	5	12
European operations	(3)	(2)	(9)
Group activities	(131)	(86)	(68)
UK restructuring	—	—	(13)

Total continuing operations	484	317	327
Discontinued operations(3)	—	—	35

Operating profit before amortization of goodwill and tax(4)	484	317	362
Short term fluctuations in investment returns(5)	(232)	(152)	(105)
Amortization of goodwill	(75)	(49)	(47)
Merger break fee, net of related expenses(6)	—	—	338
Profit on sale of UK personal lines property and casualty insurance business	541	355	—

Total profit on ordinary activities before tax	718	471	548

Profit after tax:
Operating profit (including post-tax longer term investment returns)	346	227	258

Profit for the period (including post-tax actual investment returns)	644	422	384

Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	3,082	2,021	2,376
Investment results	(264)	(173)	493
Non-operating income:
Merger break fee, net of related expenses	—	—	338
Other income	555	364	341

Total revenue	3,373	2,212	3,548

Net (loss) income from continuing operations (after minority interests)	(418)	(274)	117
Net income from discontinued operations including profit on sale	453	297	11
Cumulative effect of changes in accounting principles	—	—	(139)

Total net income (loss)	35	23	(11)

Total comprehensive (loss) income	(12)	(8)	302

	Six Months Ended June 30,		Year Ended December 31,
	2002(1)	2002	2001
	(In $ Millions)	(In £ Millions)
Balance sheet data—UK GAAP basis
Total assets	239,161	156,827	156,769
Long-term business provision	153,320	100,538	98,511
Technical provision for linked liabilities	26,248	17,212	17,783
Debenture loans	3,552	2,329	2,244
Total shareholders' funds	6,265	4,108	3,950
Balance sheet data—US GAAP basis
Total assets	237,873	155,982	155,668
Policyholder benefit liabilities	132,277	86,739	84,190
Separate account liabilities	43,275	28,377	29,729
Total shareholders' equity	8,595	5,636	5,964
Other data
Long-term business (including investment products)
Insurance products—new business premiums:
Single premiums sales	9,305	6,102	10,723
New regular premiums sales(7)	482	316	693

	9,787	6,418	11,416
Investment products	11,116	7,289	10,036

Total	20,903	13,707	21,452

Funds under management	242,475	159,000	163,000

	Six Months Ended June 30,
	2002(1)		2002		2001
Other data
Basic earnings per share:
Based on operating profit from continuing operations before amortization of goodwill and before tax on a UK GAAP basis	24.4	¢	16.0	p	18.3	p
Based on operating profit before amortization of goodwill and after tax and minority interest on a UK GAAP basis	17.4	¢	11.4	p	13.1	p
Based on total profit for the financial year after tax on a UK GAAP basis	32.4	¢	21.2	p	19.4	p
Net earnings (loss) per share on a US GAAP basis	1.8	¢	1.2	p	(0.6	)p
Diluted earnings per share—UK GAAP basis	32.4	¢	21.2	p	19.4	p
Diluted earnings (loss) per share—US GAAP basis	1.8	¢	1.2	p	(0.6)	p
On a pro forma US GAAP basis(8):
Basic earnings per share	1.8	¢	1.2	p	2.7	p
Diluted earnings per share	1.8	¢	1.2	p	2.7	p
Dividend per share(9)	13.6	¢	8.9	p	8.7	p
Equivalent cents per share(9)(10)			13.8	¢	12.4	¢
Market price at end of period	$9.15		600.0	p	861.0	p
Share capital (in millions)	$152		£100		£100
Number of shares outstanding (in millions)			1,997		1,991
Average number of shares (in millions)			1,986		1,976

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.525 per £1.00 (the noon buying rate in New York City on June 28, 2002).
(2)
Investment returns credited to operating profit for investments attributable to shareholders are based on longer term investment returns. For the purposes of determining longer term investment returns, Jackson National Life averages realized investment gains and losses over five years. Operating profit excludes amortization of goodwill and one-off items.
(3)
Discontinued operations are restated each period in order that continuing operations reflect those operations, which form part of the group as at the most recent period-end date.
(4)
Due to the long-term nature of Prudential's business, the basis of presentation of operating profit may not be comparable with other UK companies.
(5)
Short-term fluctuations in investment returns represent the difference between the longer term returns credited to operating profit and the actual investment returns achieved for the period.
(6)
In 2001 Prudential entered into a merger agreement with American General Corporation. Following the termination of the merger, a break fee of $600 million (£423 million) was paid to Prudential by American General. After deducting directly related expenses of £85 million, a net amount of £338 million was included in Prudential's results.
(7)
New regular business sales are reported above on an annualized basis, which represents a full year of installments in respect of regular premiums irrespective of the actual payments made during the period.
(8)
On a pro forma US GAAP basis consistent with the cessation of goodwill amortization under FAS 142.
(9)
The dividend with respect to any half year ended June 30, is paid in the following November.
(10)
The dividends have been translated into US dollars at the noon buying rate on the date the payments were made.

Exchange Rate Information

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth the average noon buying rate on the last business day of each month, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Month Ended	Average
June 30, 2001	1.41
December 31, 2001	1.45
June 30, 2002	1.52

        The following table sets forth the high and low noon buying rates for pounds sterling expressed in US dollars per pound sterling for each of the following months:

Month Ended	High	Low
June 30, 2001	1.42	1.37
December 31, 2001	1.46	1.42
June 30, 2002	1.53	1.46

        On January 29, 2003, the noon buying rate in New York City was £1.00 = $1.65.

Forward-Looking Statements

        This report may contain certain "forward-looking statements". All statements regarding Prudential's future financial condition, results of operations and businesses, strategy, plans and objectives are forward-looking. Statements containing the words "believes", "intends", "expects" and words of similar meaning are also forward-looking. Such statements involve unknown risks, uncertainties and other factors that may cause Prudential's results, performance or achievements or conditions in the markets in which it operates to differ from those expressed or implied in such statements. These factors include regulatory changes, technological development, globalization, levels of spending in major economies, the levels of marketing and promotional expenditures, actions of competitors, employee costs, future exchange and interest rates, changes in tax rates and future business combinations or dispositions, together with other factors.

        Prudential may also make or disclose written and/or oral forward-looking statements in reports filed or furnished to the US Securities and Exchange Commission, Prudential's annual report and accounts to shareholders, proxy statements, offering circulars, registration statements and prospectuses, press releases and other written materials and in oral statements made by the directors, officers or employees of Prudential to third parties, including financial analysts. Prudential undertakes no obligation to update any of its forward-looking statements.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited consolidated interim financial statements and the related notes to Prudential's consolidated interim financial statements included elsewhere in this document. Prudential's consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP. For a summary of the material differences between UK GAAP and US GAAP relevant to Prudential's financial statements, see Notes 7 and 8 to Prudential's consolidated interim financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—UK GAAP Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion may contain forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements.

Introduction

        In the first half of 2002, Prudential continued to provide retail financial products and services and fund management to its customers in the United Kingdom, United States, Asia and Europe. Capital markets fell sharply in the first half of 2002 and Prudential's results for the period reflect the declines in equity markets around the world and the level of corporate defaults in the bond markets. No new accounting standards affecting Prudential's UK GAAP consolidated financial statements were issued in the first half of 2002.

UK GAAP Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited consolidated interim financial statements, which have been prepared in accordance with UK GAAP. The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are those that reflect significant judgments and uncertainties, and potentially result in materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

Long-term Business Provision

        At June 30, 2002, the long-term business provision represented 64% of Prudential's total liabilities. These liabilities predominantly relate to medium to long-term savings products with life cover attached, and also include whole-life products and pure protection (term) products. These liabilities are estimated using actuarial methods based on assumptions relating to premiums, product guarantees, interest rates, investment returns, expenses, mortality and surrenders. If actual experience differs from these assumptions, then the value of the liabilities would need to be adjusted.

With-profits Funds

        The excess of assets over liabilities of the Group's long-term with-profits funds are retained within the fund for future appropriations and excluded from equity. Similarly, excesses and deficits of net income over the UK basis surplus for distribution to policyholders and shareholders are transferred to, or from, the fund for future appropriations.

Fair Value of Assets

        Equity securities, debt and other fixed income securities, except for those held by Jackson National Life (which are carried at amortized cost), are carried at fair value with unrealized gains and losses being reflected in the profit and loss account. Fair value is based on market prices for listed securities and on quotations provided by external fund managers, brokers, independent pricing services or values determined by management for unlisted securities.

        Investments in real estate are carried at estimated fair value with changes in the fair value being recognized in the profit and loss account. Properties are valued annually either by the group's qualified surveyors or professional external valuers.

Bonus Rates

        Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The boards of directors of the subsidiary companies with with-profit operations determine, with the advice of their appointed actuary, the amount of annual and terminal bonuses to be declared each year on each group of contracts.

Investment Returns

        Investment returns comprise investment income, realized gains and losses and changes in unrealized gains and losses, except for changes in unrealized gains and losses on debt securities held by Jackson National Life. These securities are carried in the balance sheet at amortized cost. For debt and other fixed interest securities held by Jackson National Life, purchase premiums and discounts are amortized based on the underlying investments' call or maturity dates and this amortization is included in investment returns. Realized gains and losses, including writedowns on permanent dimunitions, are recognized in income on the date of sale as determined on a specific identification basis for Jackson National Life and on an average cost basis elsewhere.

Deferred Acquisition Costs

        As is common with other insurers, Prudential incurs significant costs in connection with acquiring new insurance business. These costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. Management makes assumptions as to whether certain costs should be deferred or not and whether they will be offset by future margins on the policies. To the extent that the actual future margins differ from those anticipated, an adjustment to the carrying value of the deferred acquisition cost asset is necessary.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, including principally Jackson National Life. For with-profits funds, the accounting policy for acquisition costs has no direct impact on profit due to the aforementioned treatment of the excess of assets over liabilities.

Overview of Consolidated Results

        The following table shows Prudential's consolidated total profit on ordinary activities for the periods indicated.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Operating profit before amortization of goodwill and tax (based on longer term investment returns)
Continuing operations:
UK operations	250	185
US operations	150	220
Asian operations	5	12
European operations	(2)	(9)
Group activities	(86)	(68)
UK restructuring	—	(13)

Total continuing operations	317	327
Discontinued operations
UK personal lines property and casualty insurance business	—	35

Operating profit before amortization of goodwill and tax (based on longer term investment returns)	317	362
Amortization of goodwill	(49)	(47)
Short-term fluctuations in investment returns	(152)	(105)
Merger break fee, net of related expenses	—	338
Profit on sale of UK personal lines property and casualty insurance business	355	—

Total profit on ordinary activities before tax	471	548

Tax on profit on ordinary activities
Tax on operating profit before amortization of goodwill	(90)	(114)
Tax on items excluded from operating profit before amortization of goodwill	40	(69)

Total tax on profit on ordinary activities	(50)	(183)

Profit on ordinary activities after tax before minority interests	421	365

Minority interests	1	19

Profit on ordinary activities after tax and minority interests	422	384

Profit Before Tax

        Total profit on ordinary activities before tax in the first half of 2002 was £471 million compared with £548 million in the first half of 2001. This reflects a £70 million decrease in profits from Jackson National Life in the United States, a £47 million increase in negative short-term fluctuations in investment returns primarily due to defaults and impairments on bonds and the absence of a profit of £35 million in 2001 recorded by the UK personal lines property and casualty insurance business, which was sold on January 4, 2002. These decreases were partially offset by a £65 million increase in profits from continuing UK operations, including principally Egg. In addition the profit in the first half of 2002 included £355 million on the sale of the UK personal lines property and casualty insurance business and the profit in the first half of 2001 included £338 million, net of related expenses, in respect of the merger break fee.

Profit After Tax

        Profit after tax before minority interests in the first half of 2002 was £421 million compared with £365 million in the first half of 2001. The increase reflects the movement in profit before tax in those periods and effective tax rates of 10.6% in the first half of 2002 and 33.4% in the first half of 2001. The reduction in the effective tax rate in the first half of 2002 is mainly due to the tax payable on the profit on sale of UK personal lines property and casualty insurance business being relieved against capital losses available to the Group that were acquired in 2001.

United Kingdom

        Prudential's UK business is structured into three business units, each focussing on its respective target customer markets. Prudential's UK business units are UK Insurance Operations, M&G and Egg. Egg plc is a quoted UK company, 79% owned by the Group.

        The following table shows operating profit before amortization of goodwill, tax and restructuring, for the periods indicated.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Continuing operations:
UK Insurance Operations long-term business	215	208
M&G	34	40
Egg	1	(63)

Total continuing operations	250	185

Discontinued operations:
Personal lines property and casualty insurance business	—	35

Total operating profit before amortization of goodwill, tax and restructuring	250	220

Continuing Operations

        Operating profit from UK Insurance Operations long-term business in the first half of 2002 was £215 million, which was slightly higher than the £208 million recorded in the first half of 2001, due to a higher amount of bonuses declared to policy holders.

        M&G's operating profit of £34 million in the first half of 2002 was £6 million lower than in the first half of 2001 due to reduced fee income resulting from the significant fall in investment markets.

        Egg recorded an operating profit of £1 million in the first half of 2002 compared to a loss of £63 million in the first half of 2001. This was due to higher operating income and interest receivable of £154 million, compared to £76 million in the first half of 2001, offset by expenses of £153 million, compared to £139 million in the first half of 2001.

Discontinued Operations

        In November 2001, Prudential agreed to transfer its personal lines property and casualty insurance business to Winterthur Insurance and its UK subsidiary, the Churchill Group. The sale was completed on January 4, 2002, for consideration of £353 million. After allowing for the costs of the sale and other related items, the profit on sale recorded in the 2002 results was £355 million before tax. In the first half of 2001, this business recorded an operating profit of £35 million.

United States

        Prudential's principal US operations are its US insurance company, Jackson National Life, which includes Jackson Federal Bank, and PPM America, its US internal and institutional investment manager.

        The following table shows operating profit before amortization of goodwill and tax for the periods indicated.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Jackson National Life	140	209
PPM America	10	11

Total operating profit before amortization of goodwill and tax	150	220

        Operating profit of £150 million in the first half of 2002 was £70 million lower than in the first half of 2001. The decline principally reflects a £63 million charge in the first half of 2002 in respect of average realized losses on bonds (which are taken through operating profit on a five-year averaging basis) up from £7 million in the first half of 2001.

        The US results are translated into pounds sterling at the average exchange rates for the relevant periods. As the US dollar to pounds sterling rates were 1.44 for both the periods indicated, exchange rate fluctuations have had no impact on the translation of results of Prudential's US operations into pounds sterling.

Asian Operations

        Prudential is Europe's leading life insurer in Asia with operations in 12 countries across the region. Only 6 years ago, Prudential's presence in Asia was confined to Singapore, Hong Kong and Malaysia.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Asian operations operating profit before amortization of goodwill and tax	5	12

        Operating profit from Prudential's Asian operations in the first half of 2002 was £5 million, a decrease of £7 million from the first half of 2001. The decrease primarily reflects development and rebranding costs associated with PCA Life of Japan.

European Operations

        The Prudential Europe business segment was formed in 1999 to implement Prudential's strategy in Continental Europe, including operations in France and Germany.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
European operations operating loss before amortization of goodwill and tax	(2)	(9)

        Operating loss from Prudential's European operations was £2 million in the first half of 2002 compared to £9 million in the first half of 2001. The reduced loss in the first half of 2002 reflects lower development expenses compared to the first half of 2001.

Group Activities

        Operating results from Group Activities represent the longer-term investment return on centrally retained shareholder capital and funds, interest expense on Group borrowings and central corporate expenditure.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Group activities operating loss before amortization of goodwill and tax	(86)	(68)

        Operating loss for group activities increased to £86 million in the first half of 2002 from £68 million in the first half of 2001, principally due to a £12 million decrease in investment return and a £7 million increase in interest expense.

UK Restructuring

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
UK restructuring	—	(13)

        In February 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. The cost of this restructuring was £110 million, of which £13 million was borne by shareholders' funds. Details of this restructuring program are set out in Note 4 to the interim financial statements.

Geographic Analysis by Nature of Income and Expense

        The following table shows Prudential's consolidated total profit on ordinary activities before amortization of goodwill, tax and minority interests for the periods indicated:

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Long-term business:
Gross premiums	8,326	7,844
Reinsurance	(74)	(69)

Earned premiums	8,252	7,775

Investment returns	(976)	(672)
Expenses	(806)	(912)
Restructuring costs attributable to with-profits policyholders	—	(97)
Taxation within long-term business funds	229	185
Benefits and claims	(10,340)	(8,912)
Transfers from the fund for future appropriations	3,902	2,926

Shareholders' profit after tax	261	293

Add back: tax on shareholders' profit	113	148

Shareholders' profit from long-term business before tax, restructuring costs attributable to shareholders and development costs	374	441

Development costs	(16)	(21)
Long-term business restructuring costs attributable to shareholders	—	(13)

Shareholders' profit from long-term business	358	407

Other operations:
Continuing operations
Broker dealer and fund management	44	51
Banking	1	(63)
Other income and expenditure	(86)	(68)

Total continuing operations	(41)	(80)

Discontinued operations
UK personal lines property and casualty insurance business	—	35

Shareholders' profit from other operations	(41)	(45)

Total operating profit before amortization of goodwill, tax and minority interests (based on longer term investment returns)	317	362

Gross Premiums

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom	4,331	3,907
United States	3,048	2,806
Asia	855	1,034
Europe	92	97

Total	8,326	7,844

        Gross premiums totaled £8,326 million in the first half of 2002, an increase of 6% over the first half of 2001.

        In the United Kingdom, gross premiums increased 11% in the first half of 2002 to £4,331 million compared to £3,907 million in the first half of 2001 due to increased sales of Prudential's single premium with-profits bond.

        In the United States, gross premiums in the first half of 2002 increased by 9% to £3,048 million, compared to £2,806 million in the first half of 2001, due to strong sales of fixed annuity products.

        In Asia, gross premiums in the first half 2002 were £855 million, 17% below premiums in the first half of 2001 of £1,034 million. This fall was principally due to a decrease in single premium Central Provident Fund (CPF) related sales in Singapore, which were at exceptional levels in the first half of 2001 due to further government liberalization of the CPF funds.

        In Europe, gross premiums in the first half of 2002 of £92 million were little changed from £97 million in the first half of 2001.

Investment Returns

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom	(1,844)	(1,395)
United States	702	819
Asia	167	(74)
Europe	(1)	(22)

Total	(976)	(672)

        The investment returns shown above represent actual investment income and realized and unrealized investment appreciation and depreciation, less investment expenses and charges, except for shareholder- financed businesses, including principally the operations in the United States, where they represent longer-term investment returns.

        Total investment returns of negative £976 million in the first half of 2002 were 45% lower than the negative £672 million reported in the first half of 2001. This reflects the impact of the continuing economic slowdown; falling equity markets; credit related losses in the United States; and, the impact of lower interest rates on earnings related to fixed income investments. Management believes that this trend will continue in the near term.

        In the United Kingdom, investment returns decreased from a loss of £1,395 million in the first half of 2001 to a loss of £1,844 million in the first half of 2002. The investment return primarily represents the return on the assets supporting the with-profits fund, which was significantly impacted by the decline in the UK investment market in the first half of 2002.

        In the United States, investment returns of £702 million in the first half of 2002 were £117 million lower than in the first half of 2001 principally as a result of bond write-downs.

        In Asia, investment returns moved from a loss of £74 million in the first of 2001, which included unrealized losses of £156 million, to a gain of £167 million in the first half of 2002, which included unrealized gains of £77 million. The increase mainly reflected stronger investment markets in Singapore.

        In Europe, investment returns improved from a loss of £22 million in the first half of 2001 to a loss of £1 million in the first half of 2002 mainly due to unrealized losses decreasing from £25 million to £7 million.

Expenses

	Six Months Ended June 30,
	2002	2001
	(in £ Millions)
Long-term business:
United Kingdom	(511)	(617)
United States	(56)	(70)
Asia	(209)	(190)
Europe	(30)	(35)

Total	(806)	(912)

        Total expenses of £806 million were incurred in the first half of 2002, 12% lower than the £912 million incurred in the first half of 2001.

        In the United Kingdom, expenses in the first half of 2002 were £511 million compared to £617 million in the first half of 2001. The reduction in expenses mainly reflects the absence of costs relating to the direct sales force operation that was closed in 2001.

        In the United States, expenses of £56 million in the first half 2002 were 20% lower than the £70 million incurred in the first half of 2001. The reduction in expenses primarily represents lower levels of amortization of deferred acquisition costs, which reflects lower spread income and variable annuity fees, and improved persistency.

        In Asia, expenses in the first half of 2002 were £209 million, an increase of 10% compared to the £190 million incurred in the first half of 2001. This increase was principally due to expenditure incurred by PCA Life of Japan, which was acquired in February 2001.

        In Europe, expenses in the first half of 2002 of £30 million were little changed from £35 million in the first half of 2001.

Benefits and Claims

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom	(6,010)	(4,703)
United States	(3,504)	(3,308)
Asia	(776)	(866)
Europe	(50)	(35)

Total	(10,340)	(8,912)

        Benefits and claims represent payments, including terminal bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions, which primarily represents the movement in amounts owed to policyholders.

        Total benefits and claims increased by £1,428 million in the first half of 2002 to £10,340 million compared to £8,912 million in the first half of 2001.

        In the United Kingdom, benefits and claims increased from £4,703 million in the first half of 2001 to £6,010 million in the first half of 2002. This increase was primarily due to higher amounts owed to policyholders as a result of strong sales of with-profits bonds.

        In the United States, benefits and claims increased from £3,308 million in the first half of 2001 to £3,504 million in the first half of 2002. This movement reflected strong sales of fixed annuity products.

        In Asia, benefits and claims fell by 10% to £776 million in the first half of 2002 compared to £866 million in the first half of 2001. A fall of £245 million in Singapore due to lower Central Provident Fund related sales was partially offset by increased technical provisions in Hong Kong and Taiwan.

        In Europe, benefits and claims increased from £35 million in the first half of 2001 to £50 million in the first half of 2002 due to increased technical provisions in France.

Transfer from (to) the Fund for Future Appropriations

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Long-term business:
United Kingdom	3,904	2,791
Asia	(2)	135

Total	3,902	2,926

        The transfer from the fund for future appropriations in the United Kingdom in the first half of 2002 was £3,904 million compared to £2,791 million in the first half of 2001, an increase of £1,113 million. The increase predominantly reflects higher negative investment returns on the with-profits fund.

        In Asia, there was a transfer to the fund for future appropriations of £2 million in the first half of 2002 compared with a transfer from the fund for future appropriations of £135 million in the first half of 2001. This was due to stronger investment markets in Singapore than 2001.

US GAAP Analysis

        Prudential's unaudited consolidated interim financial statements have been prepared in accordance with UK GAAP, which differs in certain material respects from US GAAP.

US GAAP Critical Accounting Policies

        Although there are a number of differences between accounting policies under UK GAAP and US GAAP, the critical accounting policies under US GAAP are the provision for policy liabilities and the treatment of the with-profits business.

Provision for Policy Liabilities

        The concept for providing for policy liabilities is consistent with that under UK GAAP, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different from those used under UK GAAP. If actual results differ from the assumptions used then the value of the liabilities would need to be adjusted.

Treatment of With-Profits Business

        Under UK GAAP, the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, product guarantees, investment returns and operating expenses do not have an effect on the distribution of profit to shareholders' in that year. Consistent with this treatment, as mentioned in "—UK GAAP Critical Accounting Policies", amounts retained within with-profit funds are accounted for within the fund for future appropriations.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90% of the current year's pre-bonus earnings, before income taxes and as a result will be directly impacted by current year amounts in respect of premiums, investment returns and operating expenses.

Investment Returns

        Except primarily for Jackson National Life and UK annuity business (other than with-profits), all investment returns for long-term insurance business are accounted for on a trading basis. Accordingly, investment returns reported in the income statement include unrealized gains and losses. This reflects the fact that policyholder benefits, in particular for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

        Jackson National Life and UK annuity business (other than with-profits) is presented on an available-for-sale basis. Unrealized gains and losses are reported in the statement of other comprehensive income.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held at amortized cost. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the profit and loss account.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated profit and loss in accordance with UK GAAP on application of US GAAP for the operations and periods indicated.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Consolidated profit and loss in accordance with UK GAAP	422	384

US GAAP adjustments:
With-profits fund	(321)	(262)
Other operations	(78)	(133)

	(399)	(395)

Net income (loss) in accordance with US GAAP	23	(11)

Comprising:
Net (loss) income from continuing operations after minority interests	(274)	117
Net income from discontinued operations including profit on sale of UK personal lines property and casualty insurance business	297	11
Cumulative effect of changes in accounting principles	—	(139)

	23	(11)

        On a US GAAP basis, consolidated net income amounted to a gain of £23 million in the first half of 2002 and amounted to a loss of £11 million in the first half of 2001. Consolidated net income on a US GAAP basis for the first half of 2002 was £399 million less than consolidated profit under UK GAAP, and for the first half of 2001 was £395 million less than consolidated profit under UK GAAP. The US GAAP adjustments to UK GAAP consolidated profit and loss in respect of the with-profits fund totaled a reduction of £321 million in the first half of 2002 and a reduction of £262 million in the first half of 2001. The table below analyzes the shareholders' 10% interest in the adjustments to the with-profits fund's results, as reflected above.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
US GAAP adjustments:
Land and buildings	14	22
Investment securities	(13)	5
Revenue and expense recognition	(14)	(10)
Deferred acquisition costs	13	23
Policy liabilities	(2)	0
Movement in UK basis excess of assets over liabilities	(326)	(304)
Other	6	0
Deferred tax effect of the above adjustments	1	2

	(321)	(262)

        The decrease in the US GAAP adjustment for movement in the UK basis excess of assets over liabilities from a negative amount of £304 million in the first half of 2001 to a negative amount of £326 million in the first half of 2002 primarily reflects lower investment returns in the first half of 2002.

        The main effects on the accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for land and buildings and inclusion of depreciation on buildings;

  •
  exclusion of the unrealized appreciation/depreciation for securities classified as available for sale; and

  •
  adjustments to income recognition, deferred acquisition costs and insurance liabilities.

        The following table analyzes the US GAAP adjustments for other operations.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Business acquisitions and investments in associates	49	(15)
Securities	(22)	19
Revenue and expense recognition	(31)	(69)
Deferred acquisition costs	28	19
Policy liabilities	40	56
Pension plans	9	8
Deferred income tax	(13)	—
Derivative instruments:
Investment results	(69)	(22)
Cumulative effect of change in accounting principles (gross of tax)	—	(193)
Equalization provision	(40)	4
Deferral of gains on sale of UK personal lines property and casualty insurance business	(21)	—
Other	(2)	(6)
Deferred tax effect of the above adjustments	(6)	66

	(78)	(133)

        The US GAAP adjustments for business acquisitions and investments in associates reflect the adoption of Statement of Financial Accounting Standard No. 142, "Goodwill and Other Tangible Assets", on January 1, 2002. Under FAS 142, amortization relating to goodwill and other indefinite lived intangible assets is discontinued. These assets will then be subject to an impairment test at least annually. Any impairments will be charged to net income. Prior to January 1, 2002, the US GAAP adjustment for business acquisitions and investments in associates primarily reflected the amortization of goodwill on acquisitions made prior to 1999. Under UK GAAP, the goodwill had been charged to equity in the year of acquisition.

        The US GAAP adjustments for derivative instruments reflect the adoption of Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Financial Instruments and Hedging Activities", as amended, on January 1, 2001. Under FAS 133, all derivative instruments, including certain derivative instruments embedded in other contracts, are recognized as either assets or liabilities in the balance sheet at their fair values, and changes in such values are recognized immediately in earnings unless specific hedging criteria are met.

        Upon adoption of FAS 133, a transitional adjustment totaling negative £126 million was recorded to reflect the fair value of derivative instruments previously accounted for as hedges. This comprised a gross transitional adjustment of negative £193 million, less related tax effects of £67 million.

        Under UK GAAP, upon disposal of the UK personal lines property and casualty insurance business, equalization provisions of £40 million were reversed increasing the gain on disposal. These equalization provisions are not carried under US GAAP and therefore the gain concerning the provision is reversed.

        In conjunction with the transfer of this business to Winterthur Insurance and the Churchill group, its UK subsidiary, the Company reinsured its in-force contracts. Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", the deferral of gains on the sale reflects profit margins in the unearned premium reserve that emerge after the balance sheet date.

Changes in Shareholders' Funds on Application of US GAAP

        The following table shows the adjustments in shareholders' funds from UK GAAP to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At June 30, 2002	At December 31, 2001
	(In £ Millions)
Shareholders' funds in accordance with UK GAAP	4,108	3,950

US GAAP adjustments:
With-profits fund	1,181	1,476
Other operations	347	538

	1,528	2,014

Shareholders' equity in accordance with US GAAP	5,636	5,964

        Shareholders' equity was greater under US GAAP than UK GAAP at June 30, 2002, and at December 31, 2001, respectively, by £1,528 million and £2,014 million. The increased equity in respect of with-profits business was £1,181 million at June 30, 2002, and £1,476 million at December 31, 2001. This difference predominantly reflects the attribution to shareholders of a 10% interest in the excess of assets over liabilities held within the fund.

        The following table analyzes the shareholders' 10% interest in the adjustments to the with-profits fund as reflected above.

	At June 30, 2002	At December 31, 2001
	(In £ Millions)
US GAAP adjustments:
Land and buildings	(381)	(394)
Revenue and expense recognition	(156)	(144)
Deferred acquisition costs	142	131
Policy liabilities	661	652
UK basis excess of assets over liabilities	813	1,139
Other	103	96
Deferred tax effect of the above adjustments	(1)	(4)

	1,181	1,476

        Under UK GAAP, the excess of assets over liabilities within the with-profits fund is not allocated between policyholders and shareholders but is held in the fund for future appropriations. Under US GAAP, shareholders are credited with a 10% interest in the adjusted excess of assets over liabilities.

        The main effects on the accounting for the assets and liabilities in the with-profits fund are:

  •
  write-down of land and buildings values from market value to depreciated historic cost; and

  •
  adjustments to revenue and expense recognition, deferred acquisition costs and insurance liabilities.

        The following table analyzes US GAAP adjustments to shareholders' interests in other operations.

	At June 30, 2002	At December 31, 2001
	(In £ Millions)
Business acquisitions	321	274
Investment securities	45	(6)
Revenue and expense recognition	(516)	(485)
Deferred acquisition costs	385	382
Policy liabilities	125	90
Deferral of gains on sale of UK personal lines property and casualty insurance business	(21)	—
Pension plans	259	250
Deferred income tax	—	13
Shareholder dividend liability	177	332
Derivative instruments	(403)	(355)
Other	(38)	10
Deferred income tax of the above adjustments	13	33

	347	538

        For other operations, shareholders' equity on a US GAAP basis exceeded that on a UK GAAP basis by £347 million at June 30, 2002, and £538 million at December 31, 2001.

        The principal reasons for the increases in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' funds under UK GAAP are:

  •
  capitalization of goodwill,

  •
  elimination of the UK basis accrual for the dividend for the period, and

  •
  inclusion of Jackson National Life's fixed income security portfolio on an available-for-sale basis, with related shadow deferred acquisition cost adjustments. Under UK GAAP, the securities are carried on an amortized cost basis.

        Partially offsetting these items is the effect of the implementation of FAS 133 on the carrying value of derivative instruments.

New US Accounting Pronouncements

        Several new US accounting standards were issued during the first half of 2002 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note 8 to Prudential's unaudited condensed consolidated interim financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding, as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, except Egg, primarily by raising external funds either at the Prudential parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level. Egg has its own treasury function to manage its cash and liquidity positions.

Liquidity Requirements

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of Group activity expenses and the acquisition of and investment in businesses.

        In the first half of 2002, the parent company paid the 2001 final dividend to shareholders, which amounted to £332 million. The 2000 final dividend paid in the first half of 2001 amounted to £322 million.

        Debt service costs paid in the first half of 2002 were £71 million, reflecting little change from the £68 million paid in the first half of 2001.

        In the first half of 2002, Group activity expenses totaled £42 million compared to £33 million in the first half of 2001.

        No acquisitions were made in the first half of 2002 but £69 million was invested in existing operations, principally to satisfy solvency requirements. In September 2002, the parent company invested £320 million in Jackson National Life, as forewarned in July, due to the high volume of fixed annuities business being written and to investment losses incurred. In the first half of 2001 the Group acquired Orico Life Insurance Company of Japan (subsequently renamed PCA Life of Japan) for £139 million and invested a further £76 million in existing operations.

Liquidity Sources

        The parent company's principal sources of cash are dividends, loans and interest received from operating subsidiaries, proceeds from borrowings, the sale of businesses and recourse to the equity markets.

        In the first half of 2002, the parent company received cash of £321 million from The Prudential Assurance Company Limited, the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund. In the same period, the parent company received dividends and loans of £95 million from M&G and of £26 million from Asia, together with interest of £19 million from Jackson National Life. In the first half of 2001, the parent company received cash of £307 million from The Prudential Assurance Company Limited but nothing from M&G, Asia or Jackson National Life.

        In the first half of 2002, the parent company received £386 million resulting from the sale of the Group's UK personal lines property and casualty insurance business. In the first half of 2001, the parent company received £240 million in respect of the American General merger termination break fee.

Borrowings

        Core structural borrowings of shareholder-financed operations were £2,055 million at June 30, 2002, compared with £2,152 million at December 31, 2001. Within this total, the parent company and finance subsidiaries had core structural borrowings of £1,891 million outstanding at June 30, 2002, including £43 million floating rate guaranteed loan notes due to mature in 2004, $250 million (£164 million) of bonds due to mature in 2005 and £150 million of bonds due to mature in 2007. The remaining outstanding borrowings are due to mature in more than five years. Also at June 30, 2002, the parent company and finance subsidiaries held cash and short-term investments, less short-term borrowings, of £288 million, compared with £19 million at December 31, 2001.

        Accordingly, net core structural borrowings fell by £366 million from £2,133 million at December 31, 2001 to £1,767 million at June 30, 2002.

Credit Facilities and Recourse to the Equity Markets

        Prudential has in place an unlimited global commercial paper program. At June 30, 2002 commercial paper of £1,526 million had been issued under this program. Prudential also has in place a £5,000 million medium term note program. At June 30, 2002 hybrid debt of £435 million and of Euros 500 million, and senior debt of Euros 20 million had been issued under this program.

        In addition, the parent company has access to £1,200 million committed revolving credit facilities and to £900 million uncommitted credit facilities. There have been no drawdowns under the committed facilities since inception, and there were no amounts outstanding under either the committed or the uncommitted facilities at June 30, 2002.

        The commercial paper program, the medium term note program, the committed revolving credit facilities and the uncommitted facilities are all available for general corporate purposes and to support the liquidity needs of the parent company. Prudential anticipates that these funding and liquidity facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations and to cover interest and dividend payments. However, to meet all of its strategic objectives, such as the funding of potential future acquisitions, Prudential may need to raise further financing which might include recourse to the equity markets. Prudential aims to maintain an appropriate debt to equity ratio.

Consolidated Cash Flows

        The consolidated statement of cash flows prepared under UK GAAP and included in Prudential's financial statements includes only the cash flows in respect of Prudential's shareholders' businesses. Cash flows resulting from activity within the with-profits fund are excluded because UK GAAP requires that insurance companies include cash flows in respect of long-term business only to the extent that cash is transferred to shareholders and is available to meet the obligations of Prudential as a whole. In the case of UK long-term business, this amount represents the profit after tax allocated to shareholders.

        The discussion that follows is based on the condensed consolidated statement of cash flows prepared under US GAAP presented in Note 8 to Prudential's unaudited condensed consolidated interim financial statements, which includes all of the cash flows of Prudential, including those of the with-profits fund.

        Net cash provided by operating activities was £960 million in the first half of 2002 compared with £983 million in the first half of 2001.

        Net cash used for investing activities in the first half of 2002 was £3,922 million compared with £2,789 million in the first half of 2001. Cash used to purchase investments exceeded proceeds from sales and maturities by £4,043 million in the first half of 2002 compared with £2,731 million in the first half of 2001. The Group had no cash outflow in respect of acquisitions of subsidiaries in the first half of 2002 compared with £147 million in the first half of 2001. Net cash provided by financing activities was £3,291 million in the first half of 2002 compared with £1,426 million in the first half of 2001. The increase primarily reflects an increase in Egg customer deposits from £6,356 million in the first half of 2001 to £7,667 million in the first half of 2002. Policyholders' deposits exceeded withdrawals by £2,033 million in the first half of 2002 and £1,621 million in the first half of 2001. Repayments of long-term borrowings in the first half of 2002 were £211 million and there were no repayments in the first half of 2001. Proceeds from long-term borrowings in the first half of 2002 were £24 million and £41 million in the first half of 2001.

        As at June 30, 2002, the Group had cash of £1,626 million compared with £832 million at June 30, 2001, an increase of £794 million.

Contingencies and Related Obligations

        Details of Prudential's contingencies and related obligations as at June 30, 2002, are set out in Note 6 to the interim financial statements.

Off-Balance Sheet Arrangements

        Jackson National Life offers synthetic guaranteed investment contracts to group customers including pension funds and other institutional organizations. These contracts represent an off-balance sheet fee-based product where the customer retains ownership of the assets related to these contracts and Jackson National Life guarantees each contractholder's obligations to its own members in respect of these assets. Management believes the risk under these contracts is mitigated by careful underwriting of the contractholder and a number of features associated with these contracts, including controls on the plan's investments, requirements for "buffer funds" to absorb unexpected fluctuations in member withdrawals and, for most contracts, experience rating of the crediting rates granted to plan members. The values of off-balance sheet guarantees were £nil at June 30, 2002.

        Jackson National Life has commitments for future payments related to equity index call options totaling £26 million, which are accounted for on a deferred basis and therefore were considered off-balance sheet as at June 30, 2002. These commitments were entered into during the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next six years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £328 million at June 30, 2002. These commitments were entered into in the ordinary course of business and management does not expect a material adverse impact on the operations to arise from them.

Contractual Obligations

        Contractual obligations with specified payment dates at December 31, 2001 included the following:

	Principal payments due by period
	Less than 1 year	1-2 years	2-3 years	3-4 years	4-5 years	After 5 years	Total
	(In £ Millions)
Borrowings	1,524	—	45	173	—	2,515	4,257
Other contractual obligations
Reverse repurchase agreements	961	—	—	—	—	—	961
UK Banking	284	100	524	7	—	—	915
US Banking	93	33	91	2	22	3	244
Jackson National Life funding arrangements	248	213	895	496	762	530	3,144
Equity indexed call options	7	7	6	6	4	1	31
Leases on land and buildings	42	42	42	40	39	8,407	8,612
Borrowings of associates	—	1	2	3	—	370	376
Other	5	—	—	—	—	—	5

	3,164	396	1,605	727	827	11,826	18,545

        The obligations shown above include details for leases in respect of land and buildings that have been corrected from those included in the Company's Form 20-F for the year ended December 31, 2001, filed with the Securities and Exchange Commission on May 16, 2002. The significant size of the obligations under these leases payable after 5 years primarily reflects lease payments of £17.5 million per annum on properties with end lease dates in the year 2382 and lease payments of £8.6 million per annum on a property with an end lease date in the year 2141. Obligations at June 30, 2002 are broadly similar to those at December 31, 2001.

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30

	2002	2001
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	8,286	7,944

Claims incurred, net of reinsurance	(6,221)	(6,673)

Change in long-term technical provisions, net of reinsurance	(4,122)	(2,346)

Investment returns	(865)	(477)
Investment expenses and charges	(316)	(315)
Net operating expenses	(886)	(1,123)
Shareholder and policyholder tax attributable to long-term business	229	185
Add back: Shareholder tax attributable to long-term business	113	148
Transfers from the fund for future appropriations	3,902	2,926
Results of investment management and products operations	34	40
Results of US broker dealer and fund management	10	11
Results of banking operations	1	(63)
Amortization of goodwill	(49)	(47)
Other income:
Merger break fee (net of related expenses)	—	338
Profit on sale of UK personal lines property and casualty insurance business	355	—

Profit on ordinary activities before shareholder tax	471	548
Shareholder tax on profit on ordinary activities	(50)	(183)

Profit for the period before minority interests	421	365
Minority interests	1	19

Profit for the period	422	384

Dividends at 8.9p and 8.7p per share, respectively	(178)	(172)

Retained profit for the period	244	212

Earnings per share:
Basic (based on 1,986 million and 1,976 million shares, respectively)	21.2p	19.4p
Diluted (based on 1,987 million and 1,982 million shares, respectively)	21.2p	19.4p

The accompanying notes are an integral part of these interim financial statements

	2002	2001
	(In £ Millions, Except Per Share Amounts)
Reconciliation of profit on ordinary activities before shareholder tax to operating profit before amortization of goodwill after tax (based on longer term investment returns)
Profit on ordinary activities before shareholder tax	471	548
Short-term fluctuations in investment returns	152	105
Merger break fee (net of related expenses)	—	(338)
Profit on sale of UK personal lines property and casualty insurance business	(355)	—
Amortization of goodwill	49	47

Operating profit before amortization of goodwill and before tax (based on longer term investment returns)	317	362
Minority interests in Egg	—	10
Tax on operating profit before amortization of goodwill and before tax (based on longer term investment returns)	(90)	(114)

Operating profit before amortization of goodwill after tax (based on longer term investment returns)	227	258

Earnings per share:
Operating profit before amortization of goodwill after tax (based on longer term investment returns) (based on 1,986 million and 1,976 million shares, respectively)	11.4p	13.1p

The accompanying notes are an integral part of these interim financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30, 2002

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Earned premiums, net of reinsurance	34	8,252		8,286

Claims incurred, net of reinsurance	(3)	(6,218)		(6,221)

Total change in long-term technical provisions, net of reinsurance		(4,122)		(4,122)
Investment returns		(933)	68	(865)
Allocated investment returns	2	147	(149)	—
Investment expenses and charges		(190)	(126)	(316)
Net operating expenses	(33)	(822)	(31)	(886)
Shareholder and policyholder tax attributable to long-term business		229		229
Transfers from the fund for future appropriations		3,902		3,902

Balance on the technical accounts	—	245
Add back: Shareholder tax attributable to long-term business		113		113

Technical accounts subtotal	—	358
Profit on insurance activities transferred to the non-technical account		(358)	358	—
Results of investment management and products operations			34	34
Results of US broker dealer and fund management operations			10	10
Results of banking operations			1	1
Amortization of goodwill			(49)	(49)
Other income:
Profit on sale of UK personal lines property and casualty insurance business			355	355

Profit on ordinary activities before shareholder tax			471	471
Shareholder tax on profit on ordinary activities			(50)	(50)

Profit for the period before minority interest			421	421
Minority interest			1	1

Profit for the period			422	422

Balance on the technical accounts analyzed between:
Continuing operations	—	245
Discontinued operations	—	—

Balance on the technical accounts	—	245

The accompanying notes are an integral part of these interim financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Profit and Loss Accounts

Six Months Ended June 30, 2001

	General Business Technical Account	Long-Term Business Technical Account	Non-Technical Account	Total
	(In £ Millions)
Earned premiums, net of reinsurance	169	7,775		7,944

Claims incurred, net of reinsurance	(107)	(6,566)		(6,673)

Total change in long-term technical provisions, net of reinsurance		(2,346)		(2,346)
Investment returns		(497)	20	(477)
Allocated investment returns	21	59	(80)	—
Investment expenses and charges		(234)	(81)	(315)
Net operating expenses	(48)	(1,043)	(32)	(1,123)
Shareholder and policyholder tax attributable to long-term business		185		185
Transfers from the fund for future appropriations		2,926		2,926

Balance on the technical accounts	35	259
Add back: Shareholder tax attributable to long-term business		148		148

Technical accounts subtotal	35	407
Profit on insurance activities transferred to the non-technical account	(35)	(407)	442	—
Results of investment management and products operations			40	40
Results of US broker dealer and fund management operations			11	11
Results of banking operations			(63)	(63)
Amortization of goodwill			(47)	(47)
Other income:
Merger break fee (net of related expenses)			338	338

Profit on ordinary activities before shareholder tax			548	548
Shareholder tax on profit on ordinary activities			(183)	(183)

Profit for the period before minority interest			365	365
Minority interest			19	19

Profit for the period			384	384

Balance on the technical accounts analyzed between:
Continuing operations	—	259
Discontinued operations	35	—

Balance on the technical accounts	35	259

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Assets	June 30, 2002	December 31, 2001
	(In £ Millions)
Goodwill	1,637	1,687

Investments
Land and buildings	10,376	10,487
Investments in associates and other participating interests	78	87
Other financial investments	107,947	109,328

Total investments	118,401	119,902

Assets held to cover linked liabilities	16,918	17,453

Total reinsurers' share of technical provisions	1,155	1,303

Total debtors	1,330	978

Other assets
Banking business assets:
UK operations (Egg)	9,625	8,037
US operations	944	935
Tangible assets	215	241
Cash at bank and in hand	1,747	1,436
Ordinary shares of parent company	44	52
Present value of acquired in-force long-term business	127	138
Present value of future margins relating to advances from reinsurers	128	135

Total other assets	12,830	10,974

Prepayments and accrued income
Accrued interest and rent	1,240	1,125
Deferred acquisition costs	3,222	3,204
Other prepayments and accrued income	94	143

Total prepayments and accrued income	4,556	4,472

Total assets	156,827	156,769

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Shareholders' funds and liabilities	June 30, 2002	December 31, 2001
	(In £ Millions)
Shareholders' funds
Ordinary share capital, 5p par value per share, 2,400 million shares authorized; 1,997 million and 1,994 million shares issued and outstanding, respectively	100	100
Share premium	541	533
Retained profit and loss reserve	3,467	3,317

Total shareholders' funds	4,108	3,950

Minority interests	117	118
Commitments and contingencies
Fund for future appropriations	9,303	13,202

Technical provisions
Provision for unearned premiums	187	202
Long-term business provision	100,538	98,511
Claims outstanding	965	980
Equalization provision	—	40

Total technical provisions	101,690	99,733

Technical provisions for linked liabilities	17,212	17,783

Provisions for other risks and charges
Deferred tax	1,564	2,005
Deposits received from reinsurers	187	192
Creditors
Creditors arising out of direct insurance operations	313	420
Creditors arising out of reinsurance operations	120	341
Debenture loans	2,329	2,244
Amounts owed to credit institutions	442	1,052
Other borrowings	1,646	1,543
Jackson National Life funding arrangements	3,950	2,816
Banking business liabilities:
UK operations (Egg)	8,970	7,465
US operations	873	868
Tax payable	502	338
Shareholders' dividends accrued	178	332
Other creditors	2,883	1,901

Total creditors	22,206	19,320

Accruals and deferred income	440	466

Total shareholders' funds and liabilities	156,827	156,769

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

from General Business and Shareholders' Funds

Six Months Ended June 30

	2002	2001
	(In £ Millions)
Net cash inflow from operating activities before interest and tax	61	137

Interest paid	(90)	(80)

Taxes recovered (paid)	45	(56)

Acquisitions and disposals
Cash consideration paid including acquisition costs	—	(147)
Merger break fee received, net of expenses	—	338
Consideration received on disposal of UK personal lines property and casualty insurance business	353	—

	353	191

Equity dividends paid	(332)	(322)

Net cash inflow (outflow) before financing	37	(130)

Financing
Issue of debenture loans	78	124
Redemption of loan notes	(2)	(5)
Movement in credit facility utilized by investment subsidiaries managed by PPM America	(39)	(8)
Issue of ordinary share capital	18	26

Net cash inflow from financing	55	137

Net cash inflow for the period	92	7

Net cash inflow was invested and (financed) as follows:
Purchases of portfolio investments:
Equity securities	4	19
Debt and other fixed income securities	2,341	405

Total purchases of portfolio investments	2,345	424

Sales of portfolio investments:
Equity securities	(280)	(18)
Debt and other fixed income securities	(2,156)	(12)

Total sales of portfolio investments	(2,436)	(30)

Net (sales) purchases of portfolio investments	(91)	394
Increase (decrease) in cash and short-term deposits	183	(387)

Net cash inflow	92	7

The accompanying notes are an integral part of these financial statements

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2002

1 Basis of Presentation

        The results for the six months ended June 30, 2002 and 2001 are unaudited. Prudential's external auditors have reported on the December 31, 2001 statutory accounts and the accounts have been delivered to the UK Registrar of Companies. The auditors' report was unqualified and did not contain a statement under Section 237(2) or (3) of the UK Companies Act 1985. These unaudited condensed consolidated interim financial statements should be read in conjunction with the consolidated financial statements for the year ended December 31, 2001. Management believes that the interim results include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

        FRS 17, "Retirement benefits" was issued in November 2000. This standard specifies how costs of providing retirement benefits, in particular for defined benefit schemes, should be recognized and disclosed in the financial statements. As issued, the standard was effective for financial statements ending on or after 22 June 2003. Recently, however, the Accounting Standards Board has issued proposals to defer the mandatory full adoption date of the standard until 2005. In the meantime the Company will continue to provide transitional note disclosures as set out under FRS 17.

        FRS 19, "Deferred tax" was issued in December 2000. This standard requires deferred tax to be recognized on most types of timing differences, in particular for gains and losses on assets that are continuously revalued to fair value where changes in fair value are recognized in the profit and loss account. The standard is effective for financial statements relating to accounting periods ended on or after 23 January 2002 but earlier adoption is encouraged. The Company adopted FRS 19 in 2001.

        The results and cash flows for the six months ended June 30, 2002 and 2001 and the balance sheet at June 30, 2002 have been prepared using the same accounting policies as were used in the consolidated financial statements for the year ended December 31, 2001.

        The long-term business profit of the UK operations has been calculated assuming the shareholder proportion of The Prudential Assurance Company Limited remains at 10 per cent. At June 30, 2002, a provision has been made for possible reductions in bonus rates arising from the fund valuation at December 31, 2002.

        The six months "2002" and "2001" refer to the six months ended June 30, 2002 and 2001, respectively.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	Six Months Ended June 30,
	2002	2001
	(In Millions)
Number of shares
Weighted average shares for basic earnings per share	1,986	1,976
Shares under option at end of period	12	19
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(11)	(13)

Weighted average shares for diluted earnings per share	1,987	1,982

2 Segment Analysis

        The Group has six reportable business segments: UK Insurance Operations, M&G and Egg, which are all located in the UK (collectively, "UK Operations"), US Operations, Asian Operations and European Operations. There have been no changes to the reporting business segments during the periods presented.

        The performance measure of reportable segments utilized by management is operating profit before amortization of goodwill and before tax. Operating profit before amortization of goodwill and before tax includes investment gains on investments attributable to shareholders based on the longer term rate of return.

Analysis of Operating Profit before amortization of goodwill and before tax

        The following table presents operating profit before amortization of goodwill and before tax (based on longer term investment returns) by segment:

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
UK Operations
UK Insurance Operations	215	208
M&G	34	40
Egg	1	(63)

Total UK Operations	250	185

US Operations
Jackson National Life	140	209
Broker dealer and fund management	10	11

Total US Operations	150	220

Asian Operations
Long-term business and investment products	16	22
Development expenses	(11)	(10)

Total Asian Operations	5	12

European Operations
Long-term business	3	2
Development expenses	(5)	(11)

Total European Operations	(2)	(9)

Operating profit of reportable segments	403	408

UK Re-engineering costs	—	(13)
Group activities	(86)	(68)

Total continuing operations	317	327
Discontinued operations	—	35

Operating profit before amortization of goodwill and before tax (based on longer term investment returns)	317	362

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2002

2 Segment Analysis (Continued)

        The following table presents revenue by reportable segment and geographical region:

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
UK Operations
Gross premiums:
UK Insurance long-term business	4,331	3,907
M&G Investment products(2)	620	579

Total gross premiums	4,951	4,486
Reinsurance premiums ceded	13	(13)
Investment returns(1)	(1,696)	(1,244)
Revenue from banking and investment management and products operations	282	194

Total UK Operations	3,550	3,423

US Operations
Gross premiums	3,048	2,806
Reinsurance premiums ceded	(43)	(40)
Investment returns	642	844
Revenue from banking and investment management	124	125

Total US Operations	3,771	3,735

Asian Operations
Gross premiums:
Long-term business	855	1,034
Investment products(2)	6,669	3,423
Reinsurance premiums ceded	(25)	(12)
Investment returns	168	(65)
Revenue from investment management	5	8

Total Asian Operations	7,672	4,388

European Operations
Gross premiums	92	97
Reinsurance premiums ceded	(19)	(4)
Investment returns	—	(18)

Total European Operations	73	75

Total revenue for reportable segments	15,066	11,621

Discontinued Operations and Other(3)
General business gross premiums	185	197
Reinsurance premiums ceded	(185)	(6)
Change in unearned premiums	34	(22)
Investment returns	21	6

Total Discontinued Operations and Other	55	175

Total revenue	15,121	11,796

Represented by:
Earned premiums	8,286	7,944
Investment returns	(865)	(477)
Revenue from banking and investment management and products operations	411	327
Gross premiums from investment products(2)	7,289	4,002

Total revenue	15,121	11,796

(1)
Investment returns in respect of UK operations relate wholly to UK insurance operations.
(2)
Gross premiums presented by reportable segments include deposits to unit trusts and other similar products (gross premiums from investment products), which are excluded from earned premiums in the consolidated profit and loss accounts.
(3)
Discontinued operations relate to certain UK commercial lines property and casualty insurance business which has been in run-off since 1993 and UK personal lines property and casualty insurance business that was sold in 2002.

Other Segment Information

        Selected information is provided below on a segment basis. In cases where information is not allocated to a segment, amounts are provided by geographical region.

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Claims incurred, net of reinsurance
UK Insurance Operations	4,174	4,073
US Operations	1,787	2,288
Asian Operations	244	190
European Operations	13	15

Total continuing operations	6,218	6,566
Discontinued operations(1)	3	107

Total claims incurred, net of reinsurance	6,221	6,673

Change in long-term technical provision, net of reinsurance
UK Insurance Operations	1,836	630
US Operations	1,717	1,020
Asian Operations	532	676
European Operations	37	20

Total change in long-term technical provision, net of reinsurance	4,122	2,346

Investment expenses and charges and net operating expenses
UK Operations:
UK Insurance Operations	618	854
Egg and UK banking	39	5
US Operations	140	163
Asian Operations	228	222
European Operations	37	50
Corporate expenditure not allocated to segments	31	32
Shareholders' interest payable	76	64

Total continuing operations	1,169	1,390
Discontinued operations(1)	33	48

Total investment expenses and charges and net operating expenses	1,202	1,438

(1)
Discontinued operations relate to certain UK commercial lines property and casualty insurance business which has been in run-off since 1993 and UK personal lines property and casualty insurance business that was sold in 2002.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2002

2 Segment Analysis (Continued)

Assets

        The assets of the UK Operations are managed and analyzed for UK Operations taken as a whole and are not allocated among the UK segments, except for Egg. An analysis of assets by geographical region is presented below:

	UK and Europe	US	Asia	Total
	(In £ Millions)
June 30, 2002
Insurance and investment operations:
Investments	86,533	27,402	4,466	118,401
Deferred acquisition costs	1,385	1,530	307	3,222
Linked assets	12,819	3,120	979	16,918
Other	5,563	1,786	368	7,717

	106,300	33,838	6,120	146,258
Banking business assets	9,625	944	—	10,569

Total assets	115,925	34,782	6,120	156,827

December 31, 2001
Insurance and investment operations:
Investments	89,042	26,711	4,149	119,902
Deferred acquisition costs	1,452	1,485	267	3,204
Linked assets	13,074	3,522	857	17,453
Other	5,794	1,121	323	7,238

	109,362	32,839	5,596	147,797
Banking business assets	8,037	935	—	8,972

Total assets	117,399	33,774	5,596	156,769

Analysis of the Fund for Future Appropriations ("FFA") and Net Technical Provisions

        A segment analysis of the FFA and technical provisions (net of reinsurers' share) is set out below. This analysis includes liabilities and the FFA as management believes it provides a more useful indication of the assets supporting the business than would be shown through analyzing net assets.

	June 30, 2002	December 31, 2001
	(In £ Millions)
Fund for future appropriations:
Group companies, excluding Scottish Amicable Insurance Fund (SAIF)(1)	8,129	11,388
SAIF(2)	1,174	1,814

Total	9,303	13,202
Technical provisions (net of reinsurers' share)	117,747	116,213

	127,050	129,415

Comprising:
UK Operations	96,706	98,832
US Operations	24,278	25,055
Asian Operations	5,391	4,894
European Operations	675	634

Total	127,050	129,415

(1)
Principally the with-profits fund of Prudential Assurance.

(2)
Closed to new business and wholly attributable, but not allocated, to policyholders.

Analysis of Shareholders' Funds

        An analysis of shareholders' funds by segment follows:

	June 30, 2002	December 31, 2001
	(In £ Millions)
UK Operations	1,258	1,203
US Operations (principally Jackson National Life)	2,390	2,498
Asian Operations	413	402
European Operations	58	58
Other operations(1)	(11)	(211)

Total shareholders' funds	4,108	3,950

(1)
Other operations represent operations managed centrally and not allocated to a business segment.

3 Corporate Activity

Sale of UK personal lines property and casualty insurance business to Winterthur

        The Group completed the transfer of its UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill group, its UK subsidiary, on January 4, 2002, for a consideration of £353 million. After allowing for the costs of the sale and other related items, the profit on sale was £355 million before tax.

        As part of the arrangements for the handover of the operations, new general insurance business for the 3 months to April 1, 2002, was written by Prudential with full reinsurance to Winterthur. After April 1, 2002, all new Prudential branded general insurance business has been and will continue to be written by the Churchill group.

4 Restructuring Costs

UK Insurance Operations

        As a result of the 1999 restructuring plan, a provision of £131 million was established, of which £78 million was borne by the PAC with-profits fund and £53 million was borne by the shareholders' fund. In connection with this plan, Prudential decided to reduce its direct sales force, branch networks and administrative functions that supported the sales force. The components of the aforementioned restructuring cost of £131 million included a provision in respect of redundancy costs of £64 million, branch closures and other property related charges of £56 million and other transition and systems-related costs of £11 million. The total number of staff being made redundant was 3,467 people. As of June 30, 2001 all affected employees had been notified that they would be made redundant. The number of employees being made redundant who were still employed at June 30, 2001 was 24. At June 30, 2001, the amount paid and charged against the provision was £88 million. The remaining costs, with the exception of certain property related charges which will be incurred over future years, were paid by the end of 2001.

        In February 2001 Prudential announced the restructuring of the direct sales force and customer service channels of its UK Insurance Operations. The total number of employees being made redundant was 2,000, of which 134 were made redundant by June 30, 2001. The total cost in 2001 of this restructuring was £110 million of which £13 million was borne by shareholders and the remaining £97 million by the with-profits fund. The components of this provision included redundancy costs of £65 million, and other charges of £45 million. As of June 30, 2001 £5 million was paid and charged against this provision. Of the remaining £105 million, £61 million was for redundancy costs, and £44 million was for other transition costs. As of June 30, 2002, 1,780 employees had been made redundant. At June 30, 2002, the amount paid and charged against the provision was £88 million. Of the remaining £22 million, £8 million was for redundancy costs and £14 million was for other costs.

        In November 2001 Prudential announced further details of changes to the future structure of those operations, in particular the intention to pursue a single brand strategy for life and pensions business including the integration of the Scottish Amicable operation under the Prudential brand. The changes also include a simplification of the organizational structure and plans for a significant reduction in operating costs. The total number of employees being made redundant was 2,100, of which 529 were made redundant by December 31, 2001. The total cost in 2001 of this restructuring was £90 million of which £35 million was borne by shareholders and the remaining £55 million by the with-profits fund.

The components of this provision included redundancy costs of £45 million, and other charges of £45 million. As of June 30, 2002 £15 million was paid and charged against this provision. Of the remaining £75 million, £35 million was for redundancy costs, and £40 million was for other transition costs. The number of employees being made redundant who were still employed at June 30, 2002 was 1,498.

5 Supplemental Cash Flow Information

        The following supplemental cash flow information provides details of amounts in the consolidated condensed statement of cash flows from general business and shareholders' funds and reconciles the investments, cash and borrowings amounts to the consolidated balance sheet:

	Six Months Ended June 30,
Reconciliation of operating profit to net cash inflow from operations	2002	2001
	(In £ Millions)
Operating profit before amortization of goodwill and before tax (based on longer term investment returns)	317	362
Add back: interest charged to operating profit	67	60
Adjustments for non-cash items:
Tax on long-term business profits	(113)	(148)
General business and shareholder longer term investment gains	(6)	(12)
(Decrease) increase in general business technical provisions	(38)	3
Amounts retained and invested in long-term business operations	(165)	(199)
Decrease in banking business assets	4	61
Other	(5)	10

Net cash inflow from operations as shown on the consolidated statement of cash flows from general business and shareholders' funds	61	137

Movements arising from cash flows:
Increase (decrease) in cash and short-term deposits	183	(387)
Net (sales) purchases of portfolio investments	(91)	394
Increase in loans	(76)	(119)
Movement in credit facility utilized by investment subsidiaries managed by PPM America	39	8
Share capital issued	(18)	(26)

Total movements arising from cash flows	37	(130)
Investment appreciation (depreciation)	2	(24)
Foreign exchange translation and other	(22)	(21)
Transfer to retained profit in respect of shares issued in lieu of cash dividends	10	12
Portfolio investments, net of financing, beginning of period	(1,461)	(974)

Portfolio investments, net of financing, end of period	(1,434)	(1,137)

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Represented by:
Investments (including short-term deposits)	2,636	1,325
Cash at bank and in hand	565	185
Borrowings	(4,153)	(2,182)
Cumulative charge to Group profit and loss account reserve in respect of shares issued to qualifying employee share ownership trust	159	159
Share capital and share premium	(641)	(624)

Portfolio investments, net of financing, end of period	(1,434)	(1,137)

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Reconciliation of investments to the unaudited condensed consolidated balance sheet
General business and shareholder investments (as above)	2,636	1,325
Long-term business	115,687	119,342

Total portfolio investments in the unaudited condensed consolidated balance sheet(1)	118,323	120,667

Reconciliation of cash to the unaudited condensed consolidated balance sheet
General business and shareholders (as above)	565	185
Long-term business	1,182	774

Total cash at bank and in hand in the unaudited condensed consolidated balance sheet	1,747	959

Reconciliation of borrowings to the unaudited condensed consolidated balance sheet
General business and shareholders (as above)	4,153	2,182
Long-term business	264	278

Total borrowings in the unaudited condensed consolidated balance sheet(2)	4,417	2,460

(1)
Excluding investments in associates and other participating interests.

(2)
Total borrowings are included in debenture loans, amounts owed to credit institutions and other borrowings.

        The following table provides a summary of the items comprising the cash flows relating to acquisitions and disposals of businesses:

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Acquisitions and disposals
Net assets acquired (disposed of):
Goodwill on acquisitions	—	143
Net assets held in long-term business operations	—	(10)
Other net assets	2	14

Net assets acquired	2	147
Cash consideration received (paid)	353	(147)

Net impact on shareholders' funds	355	—

6 Contingencies and Related Obligations

        Consistent with FRS 12, "Provisions, contingent liabilities and contingent assets", appropriate provision has been made in the financial statements where Prudential has an obligation arising from the events or activities described below but not for contingent liabilities.

Litigation

        In December 2000, proceedings were commenced against The Prudential Assurance Company Limited ("Prudential Assurance") by a policyholder. These proceedings, which relate to the assets represented by the Fund for Future Appropriations ("FFA") in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("excess assets") in Prudential Assurance's long-term fund, essentially ask the court to decide whether and, if so, to what extent Prudential Assurance's inherited estate should be distributed to, or applied for, the benefit of policyholders and/or shareholders. Prudential is considering the proceedings and the issues raised by them with their legal advisers. Further details are given in the paragraph on Prudential Assurance's inherited estate set out later in this note.

        Jackson National Life has been named in civil proceedings, which appear to be substantially similar to other class action litigation brought against many life insurers, alleging misconduct in the sale of insurance products. At this time, it is not possible to make a meaningful estimate of the amount or range of loss, if any, that could result from an unfavorable outcome in such actions. In addition, Jackson National Life is a defendant in several individual actions that involve similar issues. The individual case which was on appeal to the Supreme Court in the State of Mississippi was settled in January 2002 for a sum of £7 million.

        Prudential and its subsidiaries are involved in other litigation arising in the ordinary course of business. While the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on Prudential's financial condition, results of operations or cash flows.

Pension Misselling Review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisors and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the Financial Services Authority, "FSA") subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were missold. As a result, the UK regulator required that all UK life insurance companies review their potential cases of pension misselling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated benefits entitled. The Group has met the requirement of the FSA to issue offers to all Phase 1 (priority) cases and Phase 2 (non-priority) cases by June 30, 2002.

        Provisions in respect of the costs associated with the review have been included in the change in the long-term technical provision in Prudential's profit and loss account. Within the long-term technical provisions, the transfer from the FFA has been determined accordingly. The following is a summary of the changes in the pension misselling liability, including internal and external legal and administrative costs for the six months ended June 30, 2002 and 2001:

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Balance at start of the period	1,065	1,475
Change in actuarial assumptions and method of calculation	(29)	9
Discount unwind	32	42
Redress to policyholders	(193)	(83)
Payments of administrative costs	(35)	(100)

Balance at end of the period	840	1,343

        Every three months the FSA updates the actuarial assumptions, to be used in calculating the provision including interest rates and mortality assumptions. The pension misselling liability represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        Management believes that, based on current information, the pension misselling provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension misselling as well as the costs and expenses of Prudential's pension review unit established to identify and settle such cases. Such provision presents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased. Prudential has estimated, based on current FSA guidelines, that the discounted present value of reasonably possible losses might range up to an additional £65 million over the amount provided at June 30, 2002. This potential additional provision has been determined using more stringent assumptions in respect of customer response to mailings and redress in comparison to external occupational schemes, applied to those cases identified at June 30, 2002.

        The calculation of the pension misselling provision is dependent upon a number of assumptions and requirements provided by the FSA. The costs associated with the pensions misselling review have been met from Prudential Assurance's inherited estate. Given the strength of the Prudential Assurance with-profits fund, management believes that charging the costs to the inherited estate will not have an adverse effect on the level of bonuses paid to policyholders or on their reasonable expectations. In the unlikely event of this proving not to be the case, an appropriate contribution to the with-profits fund would be made from the shareholders' funds. In view of the uncertainty, it is not practicable to estimate the level of any potential contribution.

Free Standing Additional Voluntary Contribution Business Review

        In February 2000, the UK regulator ordered a review of Free Standing Additional Voluntary Contribution (FSAVC) business, which constitutes sales of personal pensions to members of company pension schemes. Individuals who have purchased these pensions instead of the Additional Voluntary Contributions (AVC) scheme connected to their company's pension scheme may have been in a better financial position investing their money, and any matching contributions from their employers, in their company's AVC scheme. The UK regulator's review is to ensure that any employees disadvantaged due to not being properly informed of the benefits foregone from not investing in their AVC scheme are compensated.

        The review requires companies to identify relevant investors and contact them with an offer to review their individual case. As a result of the work completed to date, Prudential held a liability of £14 million as of June 30, 2002. Prudential met an interim deadline set by the FSA of 90% of cases completed by June 30, 2002. The FSA set a deadline for 100% completion of December 31, 2002.

        Management believes that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of reviewing Free Standing Additional Voluntary Contribution business, as well as the costs and expenses of the review unit established to identify and settle such cases. The provision represents Prudential's best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

Mortgage Endowment Products Review

        The Group's main exposure to mortgage endowment products is through Scottish Amicable. The FSA issued a report in March 2001 raising concerns regarding Scottish Amicable's conduct of sales of these products by its tied agents since 1999. We have agreed to review business written up to February 2001 to identify cases where customers may not have received a full explanation of the risks in the product and to offer rectification. Some cases from before 1999 may also need to be reviewed if an analysis shows that particular groups of clients are in this position. In addition, the FSA is considering whether disciplinary action should be taken against Scottish Amicable. Scottish Amicable withdrew from the mortgage endowment product market in April 2001 and disbanded its network of tied agents in October 2001. The directors are satisfied that adequate provision has been made within the long-term business provision.

Guaranteed Annuities

        In common with several other insurance companies, Prudential Assurance used to sell guaranteed annuity products in the UK and held a provision of £34 million at June 30, 2002 within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through the Scottish Amicable Insurance Fund ("SAIF") and a provision of £756 million was held in SAIF as of June 30, 2002 to honor the guarantees. SAIF is a separate sub-fund of the Prudential Assurance long-term business fund. Accordingly, this provision has no impact on shareholders.

Guarantees and Commitments

        Guarantee funds in both the UK and US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. Prudential estimated its reserve for future guarantee fund assessments for Jackson National Life to be £29 million at June 30, 2002. Similar assessments for UK and Asian businesses were not significant. Management believes the reserves are adequate for all anticipated payments for known insolvencies.

        Jackson National Life offers synthetic guaranteed investment contracts to group customers including pension funds and other institutional organizations. These contracts represent an off-balance sheet fee-based product where the customer retains ownership of the assets related to these contracts and Jackson National Life guarantees each contractholder's obligations to its own members in respect of these assets. Management believes the risk under these contracts is mitigated by careful underwriting of the contractholder and a number of features associated with these contracts, including controls on the plan's investments, requirements for "buffer funds" to absorb unexpected fluctuations in member withdrawals and, for most contracts, experience rating of the crediting rates granted to plan members. The values of off-balance sheet guarantees were £nil at June 30, 2002.

        Jackson National Life has commitments for future payments related to equity index call options totaling £26 million, which are accounted for on a deferred basis and therefore were considered off-balance sheet as at June 30, 2002. These commitments were entered into during the normal course of business to hedge obligations associated with the issuance of equity index-linked immediate and deferred annuities. The commitments are due over the next six years.

        Jackson National Life has unfunded commitments related to its investments in limited partnerships totalling £328 million at June 30, 2002. These commitments were entered into in the ordinary course of business and management does not expect a material adverse impact on the operations to arise from them.

        Prudential has provided, from time to time, certain guarantees and commitments to third parties. These arrangements include commitments and guarantees by Prudential to fund the purchase or development of land and buildings and other commitments related to Prudential's investments in land and buildings. At June 30, 2002, the aggregate amount of commitments and guarantees in respect of land and buildings was approximately £29 million.

        Prudential has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but management does not consider that the amounts involved are significant.

Other Matters

Prudential Assurance's Inherited Estate

        The inherited estate is the assets of the main with-profits fund within the long-term fund of Prudential Assurance, less non-participating liabilities, the policyholder asset shares aggregated across with-profits policies and any additional amounts expected at the valuation date to be paid to in-force policyholders in the future in respect of smoothing costs and guarantees. The inherited estate is thus the assets in the main with-profits fund in excess of what Prudential Assurance expects to pay to policyholders.

        Prudential is currently discussing the attribution of the inherited estate with the FSA, which may or may not result in a portion of the inherited estate in the main with-profits fund being attributed solely to shareholders. The amount and timing of any attribution to shareholders is sufficiently uncertain that it is not possible to accurately estimate any potential attribution. In addition, it is likely that if any part of the inherited estate is attributed to shareholders, it will remain in Prudential Assurance's long-term fund to support the long-term business and, accordingly, is unlikely to be distributed to shareholders for some considerable period of time, if at all.

Shareholder Support of Long-term Business Funds

        As a proprietary insurance company, Prudential is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets represented by the Fund for Future Appropriations in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers ("excess assets") in the long-term funds could be materially depleted over time, by, for example, a significant or sustained equity market downturn, significant fundamental strategic change costs, or material increases in the pensions misselling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that Prudential's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. As of June 30, 2002, the excess of SAIF assets over guaranteed benefits was £1,174 million. Due to the quality and diversity of the assets in SAIF, the aforementioned amount of the excess of assets over guaranteed benefits and the ability of Prudential to revise guaranteed benefits in case of an asset shortfall, Prudential believes that the probability of either the Prudential Assurance long-term fund or Prudential shareholders' funds having to contribute to SAIF is very remote.

7 Summary of Material Differences Between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles

Prudential's condensed consolidated interim financial statements are prepared in accordance with UK GAAP. These accounting practices differ in certain material respects from generally accepted accounting principles in the US ("US GAAP"). The material differences between UK GAAP and US GAAP affecting Prudential's consolidated profit and loss and shareholders' funds are set forth in the following tables. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note 8 for presentation of condensed consolidated US GAAP financial statements.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	June 30, 2002			June 30, 2001
	With- profits funds	Other operations	Total	With- profits funds	Other operations	Total
	(In £ Millions)
Consolidated profit for the period in accordance with UK GAAP			422			384

US GAAP adjustments:
Business acquisitions and investments in associates	29	49	78	(53)	(15)	(68)
Restructuring charges	(7)	(4)	(11)	—	(2)	(2)
Investments:
Real estate	137	—	137	224	—	224
Securities	(129)	(22)	(151)	45	19	64
Mortgage and other loans	—	—	—	17	—	17
Derivative instruments:
Investment results	—	(69)	(69)	—	(22)	(22)
Cumulative effect of change in accounting principles (gross of tax), see page I-34	—	—	—	—	(193)	(193)
Long-term business:
Revenue and expense recognition	(140)	(31)	(171)	(95)	(69)	(164)
Deferred acquisition costs	125	28	153	232	19	251
Policy liabilities	(16)	40	24	4	56	60
Reversal of transfer from FFA	(3,261)	—	(3,261)	(3,044)	—	(3,044)
Provision for policyholders' share of earnings on with-profits business in excess of cost of policyholder bonuses declared	2,890	—	2,890	2,352	—	2,352
Equalization provision	—	(40)	(40)	—	4	4
Deferral of gains on sale of UK personal lines property and casualty insurance business	—	(21)	(21)	—	—	—
Pension plans	42	9	51	39	8	47
Stock-based compensation	1	2	3	1	(4)	(3)
Deferred income tax	—	(13)	(13)	—	—	—
Deferred tax effect of the above adjustments	8	(6)	2	16	66	82

Total US GAAP adjustments	(321)	(78)	(399)	(262)	(133)	(395)

Consolidated net income (loss) in accordance with US GAAP			23			(11)

        The approximate effects on consolidated shareholders' funds of the differences between UK GAAP and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	June 30, 2002			December 31, 2001
	With- profits funds	Other operations	Total	With- profits funds	Other operations	Total
	(In £ Millions)
Consolidated shareholders' funds in accordance with UK GAAP			4,108			3,950

US GAAP adjustments:
Business acquisitions and investments in associates	267	321	588	260	274	534
Restructuring charges	10	7	17	17	11	28
Investments:
Real estate	(3,807)	—	(3,807)	(3,943)	—	(3,943)
Securities	—	45	45	—	(6)	(6)
Mortgage and other loans	(28)	—	(28)	(29)	—	(29)
Derivative instruments	—	(403)	(403)	—	(355)	(355)
Long-term business:
Revenue and expense recognition	(1,555)	(516)	(2,071)	(1,444)	(485)	(1,929)
Deferred acquisition costs	1,424	385	1,809	1,314	382	1,696
Policy liabilities	6,612	125	6,737	6,517	90	6,607
Reversal of FFA	8,129	—	8,129	11,388	—	11,388
Undistributed policyholder allocations	(10,632)	—	(10,632)	(13,292)	—	(13,292)
Equalization provision	—	—	—	—	40	40
Deferral of gains on sale of UK personal lines property and casualty insurance business	—	(21)	(21)	—	—	—
Pension plans	768	259	1,027	726	250	976
Stock-based compensation	(2)	(45)	(47)	(1)	(41)	(42)
Deferred income tax	—	—	—	—	13	13
Shareholder dividend liability	—	177	177	—	332	332
Deferred tax effect of the above adjustments	(5)	13	8	(37)	33	(4)

Total US GAAP adjustments	1,181	347	1,528	1,476	538	2,014

Consolidated shareholders' equity in accordance with UK GAAP			5,636			5,964

Deferral of gains on sale of UK personal lines property and casualty insurance business

        In conjunction with the transfer of the UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill group, its UK subsidiary, the Company reinsured its in-force contracts.

        Under US GAAP, in accordance with Statement of Financial Accounting Standard No. 113 "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", the deferral of gains on the sale reflects profit margins in the unearned premium reserve that emerge after the balance sheet date.

        Under UK GAAP, because the reinsurance was in conjunction with the sale, no gain was deferred.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2002

8 Unaudited Condensed Consolidated US GAAP Financial Statements

        The following condensed consolidated US GAAP financial statements reflect the material differences between UK GAAP and US GAAP on consolidated profit and loss and consolidated shareholders' funds described in Note 7. In addition to these material differences that have an effect on the consolidated profit and loss and/or consolidated shareholders' funds, there are material differences in classification between specific line items in the UK GAAP and US GAAP condensed consolidated profit and loss accounts and balance sheets.

	Six Months Ended June 30,
Unaudited condensed consolidated US GAAP statement of income and comprehensive income	2002	2001
	(In £ Millions)
Insurance policy revenues	2,021	2,376
Investment results	(173)	493
Other income	364	341
Non-operating income:
Merger break fee (net of related expenses)	—	338

Total revenue	2,212	3,548

Benefits and claims	(2,580)	(3,196)
Provision for policyholders' share of earnings on with-profits business	1,288	1,260
Underwriting, acquisition and other operating expenses	(1,252)	(1,344)
Other charges	(35)	(126)

Net (loss) income before income taxes	(367)	142

Income tax benefit	277	183
Income tax attributable to the policyholders' share of losses on with-profits business	(188)	(229)

Income tax attributable to shareholders	89	(46)

Net (loss) income before minority interests	(278)	96
Minority interests	4	21

Net (loss) income from continuing operations after minority interests	(274)	117
Income from discontinued operations including profit on sale of UK personal lines property and casualty insurance business (net of applicable income tax of £nil and £5 million)	297	11
Cumulative effect of changes in accounting principles (net of applicable income tax of £74 million), see page I-34	—	(139)

Net income (loss)	23	(11)
Other comprehensive (loss) income	(31)	313

Total comprehensive (loss) income	(8)	302

	Six Months Ended June 30,
Earnings per share under US GAAP	2002		2001
Basic (based on 1,986 million and 1,976 million shares, respectively):
(Loss) income from continuing operations after minority interests	(13.8)	p	5.9	p
Income from discontinued operations including profit on sale	15.0	p	0.5	p
Cumulative effect of changes in accounting principles	—		(7.0	)p
Net income (loss)	1.2p		(0.6	)p
Diluted (based on 1,987 million and 1,982 million shares, respectively):
(Loss) income from continuing operations after minority interests	(13.8)	p	5.9	p
Income from discontinued operations including profit on sale	15.0	p	0.5	p
Cumulative effect of changes in accounting principles	—		(7.0	)p
Net income (loss)	1.2p		(0.6	)p

Sale of UK personal lines property and casualty insurance business to Winterthur

        The Group completed the transfer of its UK personal lines property and casualty insurance business to Winterthur Insurance and the Churchill group, its UK subsidiary, on January 4, 2002, for a consideration of £353 million. After allowing for the costs of sale and other related items of £43 million and for the write off of deferred acquisition costs of £13 million, the profit on sale was £297 million. There was no tax on the profit on sale due to the utilization of capital losses. The profit on sale on a US GAAP basis was £58 million lower than on a UK GAAP basis. This difference reflects the reversal of the equalization provision of £40 million, the deferral of gains of £21 million and a £3 million lower write off of deferred acquisition costs.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2002

8 Unaudited Condensed Consolidated US GAAP Financial Statements (Continued)

Unaudited condensed consolidated US GAAP balance sheets	June 30, 2002	December 31, 2001
	(In £ Millions)
Assets
Investments:
Fixed maturities	60,696	58,096
Equity securities	30,906	34,332
Short-term investments	4,800	4,008
Real estate	4,866	4,799
Mortgage loans	5,668	5,727
Policy loans	770	774
Other loans	3,312	2,830
Other investments	1,620	1,310

Total investments	112,638	111,876
Cash	1,626	1,313
Deferred acquisition costs	4,900	4,774
Intangible assets	2,572	2,747
Other assets	5,869	5,229
Separate account assets	28,377	29,729

Total assets	155,982	155,668

Liabilities
Policyholder benefit liabilities	86,739	84,190
Undistributed policyholder allocations	10,632	13,292
Debt	9,802	9,837
Net deferred income tax liability	1,468	1,818
Other liabilities	13,199	10,714
Separate account liabilities	28,377	29,729

Total liabilities	150,217	149,580

Minority interests	129	124

Shareholders' equity
Common stock	100	100
Additional paid-in capital	571	560
Less treasury stock	(42)	(43)
Retained earnings	4,913	5,222
Accumulated other comprehensive income	94	125

Total shareholders' equity	5,636	5,964

Total liabilities and shareholders' equity	155,982	155,668

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2002

8 Unaudited Condensed Consolidated US GAAP Financial Statements (Continued)

	Six Months Ended June 30,
Unaudited condensed consolidated US GAAP statement of cash flows	2002	2001
	(In £ Millions)
Cash flows from operating activities:
Consolidated net income (loss)	23	(11)
Adjustments to reconcile consolidated net income (loss) to net cash provided by operating activities:
Depreciation and amortization	147	154
Realized investment gains	(254)	(162)
Interest credited to policyholders	1,382	1,218
Policy fees charged to policyholders	(116)	(134)
Bonuses paid to policyholders	(649)	(661)
Change in:
Investments held for trading purposes	2,289	1,592
Deferred policy acquisition costs	(148)	(461)
Other assets	(480)	(747)
Policy benefit liabilities	1,173	1,323
Undistributed policyholder allocations	(2,251)	(1,675)
Other liabilities	(74)	540
Other, net changes	(82)	7

Net cash provided by operating activities	960	983

Cash flows from investing activities:
Proceeds from sale or maturity of:
Real estate	93	336
Available for sale securities sold	2,965	3,265
Available for sale securities matured	1,838	2,080
Mortgage and other loans	4,004	2,277
Purchases of:
Real estate	(131)	(370)
Available for sale securities	(7,336)	(7,374)
Mortgage and other loans	(4,597)	(2,697)
Change in short-term investments, net	(879)	(248)
Net (increases) decreases in other investments	(233)	121
Acquisitions of subsidiaries	—	(147)
Proceeds from disposal of UK personal lines property and casualty insurance business	353	—
Purchase of property and equipment	—	(33)
Proceeds from disposal of property and equipment	1	1

Net cash used in investing activities	(3,922)	(2,789)

Cash flows from financing activities:
Policyholders' deposits	4,825	4,423
Policyholders' withdrawals	(2,792)	(2,802)
Net change in banking product liabilities	1,759	2
Proceeds from long-term borrowings	24	41
Repayment of long term borrowings	(211)	—
Net change in short-term debt	—	58
Dividends paid to shareholders	(332)	(322)
Proceeds from issuance of stock	18	26

Net cash provided by financing activities	3,291	1,426

Net impact of foreign exchange fluctuations	(16)	6

Net increase (decrease) in cash	313	(374)
Cash, beginning of period	1,313	1,206

Cash, end of period	1,626	832

Unaudited Other Comprehensive Income (Loss)

        An analysis of accumulated other comprehensive income (loss) follows:

	Six Months Ended June 30,
	2002	2001
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	(102)	138

Unrealized investment gains (losses) on available-for-sale securities:
Unrealized holding gains arising during the period	217	461
Less reclassification adjustment for losses included in net income	(42)	(93)

Unrealized net investment gains	175	368
Related amortization of deferred acquisition costs	(22)	(136)
Related loss (gains) recognition	136	(12)
Policyholders' share of with-profits business	(240)	32
Related deferred taxes	22	(77)

Net unrealized gains on available-for-sale securities	71	175

Other comprehensive (loss) income	(31)	313
Accumulated other comprehensive income (loss), beginning of period	125	(215)

Accumulated other comprehensive income, end of period	94	98

Components of accumulated other comprehensive income:
Foreign currency translation adjustments	12	197

Net unrealized gains (losses) on available-for-sale securities:
Unrealized investment gains, net	1,154	754
Related amortization of deferred acquisition costs	(28)	55
Related loss recognition	(743)	(959)
Policyholders' share of with-profits business	(307)	46
Related deferred taxes	6	5

Net unrealized gains (losses) on available-for-sale securities	82	(99)

Accumulated other comprehensive income, end of period	94	98

New Accounting Pronouncements

Adoption of FAS 142

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 requires, among other things, the discontinuance of amortization related to goodwill and other indefinite lived intangible assets. These assets will then be subject to an impairment test at least annually. In addition, the standard includes provisions upon adoption for the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, and reclassification of certain intangibles out of previously reported goodwill.

        In accordance with the standard, the Group ceased goodwill amortization on January 1, 2002. Based on the Group's evaluation of its goodwill, no impairment loss has resulted from the implementation of phase one of this standard. There have been no reclassifications of intangible assets from goodwill.

        For comparative purposes, the following table adjusts net income and basic and diluted earnings per share for the six months ended June 30, 2001 as if goodwill amortization had ceased at the beginning of 2001.

	Six Months Ended June 30						Year Ended December 31
	2002		2002		2001		2001		2000		1999
	(In $ Millions, Except Per Share Amounts)		(In £ Millions, Except Per Share Amounts)
Reported net income	35		23		(11)		(408)		502		888

Adjustment for goodwill amortization, after tax	—		—		64		137		114		85

Adjusted net income	35		23		53		(271)		616		973

Reported basic earnings per share	1.8	¢	1.2	p	(0.6	)p	(20.6	)p	25.6	p	45.6	p
Adjustment for goodwill amortization, after tax	—		—		3.3	p	7.0	p	5.8	p	4.4	p

Adjusted basic earnings per share	1.8	¢	1.2	p	2.7	p	(13.6	)p	31.4	p	50.0	p

Reported diluted earnings per share	1.8	¢	1.2	p	(0.6	)p	(20.6	)p	25.5	p	45.3	p
Adjustment for goodwill amortization, after tax	—		—		3.3	p	7.0	p	5.8	p	4.3	p

Adjusted diluted earnings per share	1.8	¢	1.2	p	2.7	p	(13.6	)p	31.3	p	49.6	p

        The Group's other intangible assets primarily represent the present value of in-force business. As of January 1, 2002 the gross carrying value of the Group's other intangible assets was £689 million and accumulated amortization was £210 million.

Adoption of FAS 144

        Effective January 1, 2002, the Group adopted Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144). FAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale. A long-lived asset classified as held for sale is to be measured at the lower of its carrying amount or fair value less cost to sell and to cease being depreciated. Therefore, discontinued operations are no longer to be measured on a net realizable value basis, and future operating losses are no longer recognized before they occur. For long-lived assets to be held and used, impairment is recognized only if the carrying amount of a long-lived asset is not recoverable from its undiscounted future cash flows and is measured as the difference between the carrying amount and fair value of the asset. Long-lived assets to be abandoned, exchanged for a similar productive asset, or distributed to owners in a spin-off are considered held and used until disposed of. There has been no impact as of June 30, 2002 on the Group's results of operations, financial condition or liquidity, other than the Financial Statement presentation of gain on disposal of the General Insurance operations, and the Group does not expect the impact of this standard to be significant.

Accounting pronouncements not yet adopted

        In June 2002, the FASB issued Statement of Financial Accounting Standard No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" (FAS 146). FAS 146 requires that a liability for costs associated with exit or disposal activities be recognized when the liability is incurred. Existing generally accepted accounting principles provide for the recognition of such costs at the date of management's commitment to an exit plan. In addition, FAS 146 requires that the liability be measured at fair value and be adjusted for changes in estimated cash flows. The provisions of the new standard are effective for exit or disposal activities initiated after December 31, 2002. The Group does not expect the impact of this new standard to be significant.

        In October 2002, the FASB issued Statement of Financial Accounting Standard No. 147, "Acquisitions of Certain Financial Institutions" (FAS 147). FAS 147 removes acquisitions of financial institutions, except transactions between two or more mutual enterprises, from the scope of both FASB Statement No. 72, "Accounting for Certain Acquisitions of Banking and Thrift Institutions" and FASB Interpretation No. 9, "Applying APB Opinion Nos. 16 and 17 When a Savings and Loan Association or Similar Institution is Acquired in a Business Combination Accounted for by the Purchase Method" and requires that those transactions be accounted for in accordance with FASB Statement No. 141, "Business Combinations" and FASB Statement No. 142, "Goodwill and Other Intangible Assets". FAS 147 amends FAS 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" to include within its scope long-term customer-relationship intangibles of financial institutions. FAS 147 is effective for acquisitions occurring on or after October 1, 2002, and for all other provisions on October 1, 2002 with earlier application permitted. The Group does not expect the impact of this new standard to be significant.

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46) which interprets Accounting Research Bulletin No. 51 "Consolidated Financial Statements" (ARB 51). FIN 46 provides guidance on when variable interest entities are to be consolidated and increases the disclosure requirements on all arrangements that involve such entities, whether or not they are consolidated. FIN 46 applies immediately to all enterprises with variable interests in variable interest entities created after January 31, 2003. The provisions of the interpretation are not effective for public entities with a variable interest in variable interest entities created before February 1, 2003, until the beginning of the first interim or annual reporting period beginning after June 15, 2003. Interim disclosure provisions, however, are effective in all financial statements issued after January 31, 2003. The Group is currently evaluating the effects of FIN 46. At present the Group does not expect the impact of this interpretation to be significant.

Changes in Accounting Principles

        For 2001 the Group recorded a £139 million charge for the cumulative effect of changes in accounting principles. The charge is the aggregate effect of the following items:

(i)    Adoption of FAS 133

        Effective January 1, 2001, the Group adopted Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). Upon adoption, a transitional adjustment of negative £126 million was recorded as a cumulative effect of a change in accounting principle. This arose wholly from derivative instruments used by Jackson National Life. The initial transitional adjustment comprised a gross transitional adjustment of negative £192 million, additional amortization of deferred acquisition costs of £1 million, less income tax benefit of £67 million.

(ii)  Adoption of EITF 99-20

        Effective April 1, 2001 the Group adopted Emerging Issues Task Force Issue No. 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets" (EITF 99-20). The initial transitional loss adjustment of £(13) million was recorded as a cumulative effect of a change in accounting principle. This comprised a gross transitional adjustment of £(23) million less reduced amortization of deferred acquisition costs of £3 million and income tax benefit of £7 million.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 30 January 2003
PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ JOHN PRICE John Price Deputy Group Secretary

QuickLinks

  TABLE OF CONTENTS
  SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL
  Exchange Rate Information
  Forward-Looking Statements
  OPERATING AND FINANCIAL REVIEW
  Introduction
  UK GAAP Critical Accounting Policies
  Overview of Consolidated Results
  Profit Before Tax
  Profit After Tax
  United Kingdom
  United States
  Asian Operations
  European Operations
  Group Activities
  UK Restructuring
  Geographic Analysis by Nature of Income and Expense
  Gross Premiums
  Investment Returns
  Expenses
  Benefits and Claims
  Transfer from (to) the Fund for Future Appropriations
  US GAAP Analysis
  US GAAP Critical Accounting Policies
  Changes in Net Income on Application of US GAAP
  Changes in Shareholders' Funds on Application of US GAAP
  New US Accounting Pronouncements
  Liquidity Requirements
  Liquidity Sources
  Borrowings
  Credit Facilities and Recourse to the Equity Markets
  Consolidated Cash Flows
  Contingencies and Related Obligations
  Off-Balance Sheet Arrangements
  Contractual Obligations
  INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
  Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30
  Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30, 2002
  Prudential plc and Subsidiaries Unaudited Condensed Consolidated Profit and Loss Accounts Six Months Ended June 30, 2001
  Prudential plc and Subsidiaries Unaudited Condensed Consolidated Balance Sheets
  Prudential plc and Subsidiaries Unaudited Condensed Consolidated Balance Sheets
  Prudential plc and Subsidiaries Unaudited Condensed Consolidated Statement of Cash Flows from General Business and Shareholders' Funds Six Months Ended June 30
  Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2002
Basis of Presentation
Segment Analysis
  Analysis of Operating Profit before amortization of goodwill and before tax
  Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2002
  Other Segment Information
  Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2002
  Assets
  Analysis of the Fund for Future Appropriations ("FFA") and Net Technical Provisions
  Analysis of Shareholders' Funds
Corporate Activity
  Sale of UK personal lines property and casualty insurance business to Winterthur
Restructuring Costs
  UK Insurance Operations
Supplemental Cash Flow Information
Contingencies and Related Obligations
  Litigation
  Pension Misselling Review
  Free Standing Additional Voluntary Contribution Business Review
  Mortgage Endowment Products Review
  Guaranteed Annuities
  Guarantees and Commitments
  Other Matters
Summary of Material Differences Between UK Generally Accepted Accounting Practice and US Generally Accepted Accounting Principles
  Reconciliation to US GAAP
  Deferral of gains on sale of UK personal lines property and casualty insurance business
  Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2002
Unaudited Condensed Consolidated US GAAP Financial Statements
Unaudited condensed consolidated US GAAP statement of income and comprehensive income
Earnings per share under US GAAP
  Sale of UK personal lines property and casualty insurance business to Winterthur
  Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2002
Unaudited condensed consolidated US GAAP balance sheets
  Prudential plc and Subsidiaries Notes to the Unaudited Condensed Consolidated Interim Financial Statements June 30, 2002
Unaudited condensed consolidated US GAAP statement of cash flows
  Unaudited Other Comprehensive Income (Loss)
  New Accounting Pronouncements
  Adoption of FAS 142
  Adoption of FAS 144
  Accounting pronouncements not yet adopted
  Changes in Accounting Principles
  SIGNATURES